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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Chartwell International, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
161399 30 8
(CUSIP Number)
Imre Eszenyi
7 Inverness Gardens
London, UK W8 4RN
011-44-207-243-2522
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	161399 30 8

1	NAMES OF REPORTING PERSONS IMRE ESZENYI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF		6,216,870

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,216,870

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,216,870

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) % calculation based on total number of Issuer’s outstanding Shares as of August 11, 2008 which equals 16,287,900

Item 1.	Security and Issuer.
     This statement relates to shares of Common Stock, $0.001 par value (the “Shares”) of Chartwell International, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 140 East Main Street, Middletown, NY 10940. This Amendment No. 5 to Schedule 13D filed on April 4, 2005, amended on May 11, 2005, October 26, 2005, May 20, 2008, and August 11, 2008 respectively, reports that Orchestra Finance LLP involuntarily sold 42,000 shares on September 2, 2008 and 17,000 shares on September 3, 2008, which was triggered by broker margin calls. Orchestra Finance LLP, is a limited liability partnership organized in the United Kingdom (“Orchestra”), in which the Reporting Person is the managing partner.

Item 2.	Identity and Background.
          a. The person filing this statement is Imre Eszenyi.
          b. The business address of Mr. Eszenyi is 7 Inverness Gardens, London, United Kingdom W8 4RN.
          c. Mr. Eszenyi is the founder and managing partner of Orchestra. Mr. Eszenyi is the Chairman of the Board of Directors and Acting President of the Issuer.
          d. Mr. Eszenyi, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          e. Mr. Eszenyi, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.
          f. Mr. Eszenyi is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.
     Not applicable.

Item 4.	Purpose of the Transaction.
     On August 11, 2008, Orchestra Finance L.L.P., a London-based independent investment firm, was granted 1,173,077 shares from Issuer as compensation for assistance in all debt and equity financing during 2006 and 2007, and granted 488,462 shares as compensation for corporate finance advisory services, for a total of 1,661,539 shares granted.
     On September 2nd and 3rd Orchestra involuntarily sold 42,000 shares and 17,000 shares respectively, which sales were triggered by broker margin calls.
     Mr. Eszenyi is the managing partner of Orchestra and in such capacity, has the power to vote and/or dispose of the Shares.
     Subject to on going evaluation, except as set forth above or as previously disclosed on Schedule 13D filed on April 4, 2005, on Amendment No. 1 to Schedule 13D filed on May 11, 2005, on

Amendment No. 2 to Schedule 13D filed on October 26, 2005, on Amendment No. 3 to Schedule 13D filed on May 20, 2008, or on Amendment No. 4 to Schedule 13D filed on August 11, 2008, Mr. Eszenyi has no current plans or proposals which relate to or would result in any of the following:
          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;
          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
          (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or
          (j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
          (a) Mr. Eszenyi beneficially owns 6,216,870 or 38.17% of the Shares.
          (b) Mr. Eszenyi has the sole power to vote and sole power to dispose of 6,216,870 Shares.
          (c) Not applicable
          (d) Not applicable
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Mr. Eszenyi is the managing partner of Orchestra and in such capacity, has voting and dispositve power over the 5,901,370 shares.

Item 7.	Materials to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2008	/s/ Imre Eszenyi
Imre Eszenyi, an individual